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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Columbia Bancorp
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                                (Name of Issuer)

                   Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    197227101
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                                 (CUSIP Number)

                             Rufus A. Fulton, Jr.
                      Chairman and Chief Executive Officer
                          Fulton Financial Corporation
                                 One Penn Square
                          Lancaster, Pennsylvania 17602
                                 (717) 291-2411
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 26, 2005
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                      (Date of Event Which Requires Filing
                              of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

         The total number of shares reported herein is 1,881,909 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of July 26, 2005 (6,932,702) plus the 1,881,809 shares issuable under the Warrant described herein and 641,815 shares subject to issuance upon the exercise of Columbia options. Unless otherwise indicated, all ownership percentages set forth herein assume that as of July 26, 2005 there were 9,456,326 shares of the issuer outstanding.

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Fulton Financial Corporation
        IRS Employer Identification No. 23-2195389


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]

         Not Applicable

    (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
        Not applicable
         [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Pennsylvania

  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                           1,881,909(1)
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                                   0
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                             1,881,909(1)

                                            10.  SHARED DISPOSITIVE POWER
                                                        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,881,909(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
          Not Applicable
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.9%

14.  TYPE OF REPORTING PERSON
          CO, HC

------------------------------
(1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of 1,881,809 of these shares which are the subject of the Warrant.
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Columbia Common Stock"), of Columbia Bancorp ("Columbia"), a corporation organized and existing under the laws of the State of Maryland and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of Columbia are located at 7168 Columbia Gateway Drive, Columbia, Maryland 21046.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is filed by Fulton Financial Corporation ("Fulton"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a financial holding company under the BHC Act. Through its subsidiaries, Fulton provides a wide range of financial services to individuals and businesses located in Pennsylvania, New Jersey, Maryland, Virginia and Delaware. Fulton's principal offices are located at One Penn Square, Lancaster, Pennsylvania 17602.

         Each executive officer and each director of Fulton is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Fulton is set forth in Exhibit 1 to this
Schedule 13D and is specifically incorporated herein by reference.

         (d)-(e) During the last five years, neither Fulton nor, to the best of Fulton's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fulton or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Warrant Agreement dated as of July 26, 2005, between Columbia, as issuer, and Fulton, as grantee (the "Warrant Agreement"), Columbia has granted Fulton an option to purchase the shares of Columbia Common Stock covered by this Schedule 13D under certain circumstances (the "Warrant"). Specifically, the Warrant grants Fulton the right to purchase up to 1,881,809 shares of Columbia Common Stock (the "Warrant Shares") (which represent 19.9% of the number of shares outstanding on July 26, 2005, giving effect to the issuance of the shares pursuant to an exercise of the Warrant), subject to certain adjustments, at a price, subject to certain adjustments, of $37.26 per share. The Warrant was granted by Columbia in connection with an Agreement and Plan of Merger, dated as of July 26, 2005, between Fulton and Columbia (the "Merger Agreement").
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         The exercise of the Warrant for the full number of Warrant Shares currently covered thereby would require aggregate funds of approximately $70 million. It is anticipated that, should the Warrant become exercisable and should Fulton elect to exercise the Warrant, Fulton would obtain the funds for purchase from working capital and existing credit facilities.

         Copies of the Warrant Agreement and the Warrant are included as Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by Fulton with the Securities and Exchange Commission (the "SEC") on July 27, 2005 and are incorporated herein by reference in their entirety.

            In addition to the Warrant Shares, Fulton is the beneficial owner of 100 shares of Columbia Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with the execution of the Merger Agreement, Columbia and Fulton executed the Warrant Agreement. The following description of the Warrant Agreement does not purport to be complete and is qualified, in its entirety, by reference to the Warrant Agreement, which is incorporated herein by reference.

         Pursuant to the Warrant Agreement, Columbia issued to Fulton a warrant (the "Warrant") to purchase from Columbia up to 1,881,809 fully paid and non-assessable shares of Columbia Common Stock at a price per share equal to $37.26, subject to adjustment as provided for in the Warrant Agreement (such exercise price, as so adjusted, is referred to herein as the "Exercise Price"). The effect of the Warrant Agreement is to increase the likelihood that the Merger will occur by making it more difficult and expensive for another party to acquire Columbia and to provide Fulton with compensation in the event of a third party offer for Columbia.

         The Warrant may be exercised in whole or in part at any time or from time to time on or after the occurrence of an Exercise Event (as defined below) until termination of the Warrant subject to certain limitations on Fulton's profit discussed below. So long as the Warrant is owned by Fulton, and subject to certain limitations on Fulton's profit as discussed below, it may be exercised for no more than the number of shares of Columbia Common Stock equal to 1,881,809 (subject to adjustment as described below) less the number of shares of Columbia Common Stock at the time owned by Fulton.

         Under the terms of the Warrant and the Warrant Agreement, Fulton may not exercise the Warrant, in whole or in part, without the prior written consent of Columbia, except upon or after the occurrence of any of the following: (i) a breach of any representation, warranty, or covenant set forth in the Merger Agreement by Columbia which would permit a termination of the Merger Agreement by Fulton pursuant to Section 8.1(b)(i) thereof following an offer or filing described in subparagraph (iv) below; (ii) the failure of Columbia's stockholders to approve the Merger Agreement at a meeting called for such purpose if at the time of such meeting there has been an announcement by any Person (other than Fulton) of an offer or proposal to acquire 25% or more of the Common Stock (before giving effect to any exercise of the Warrant), or to acquire, merge or consolidate with Columbia, or to purchase all or substantially all of Columbia's assets (including, without limitation, any
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shares of any subsidiary of Columbia or all or substantially all of any such subsidiary's assets) and, within ten business days after such announcement, the Board of Directors of Columbia either fails to recommend against acceptance of such offer by Columbia's stockholders or takes no position with respect thereto;
(iii) the acquisition by any Person of Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant); (iv) any Person (other than Fulton) shall have commenced a tender or exchange offer, or shall have filed an application with an appropriate bank regulatory authority with respect to a publicly announced offer, to purchase or acquire securities of Columbia such that, upon consummation of such offer, such Person would have Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant) and, within 12 months from such offer or filing, such person consummates an acquisition described in subparagraph (iii) above;
(v) Columbia shall have entered into an agreement, letter of intent, or other understanding (except for a confidentiality agreement which would be permitted under Section 5.7(a)(x) of the Merger Agreement) with any Person (other than Fulton) providing for such Person (A) to acquire, merge, consolidate or enter into a statutory share exchange with Columbia or to purchase all or substantially all of Columbia's assets (including without limitation any shares of any subsidiary of Columbia or all or substantially all of any such subsidiary's assets), or (B) to negotiate with Columbia with respect to any of the events or transactions mentioned in the preceding clause (A) except for those negotiations which would be permitted by Section 5.7(a)(y) of the Merger Agreement; or (vi) termination, or attempted termination, of the Merger Agreement by Columbia under Section 8.1(c)(iii) of the Merger Agreement. The terms "Beneficial Ownership" and "Person" shall have the respective meanings set forth in the Warrant Agreement, paragraph 7(f).

         The Warrant may be exercised by presentation and surrender thereof to Columbia at its principal office accompanied by (i) a written notice of exercise, (ii) payment of the Exercise Price for the number of shares of Columbia Common Stock specified in such notice, and (iii) a certificate of the holder of the Warrant (the "Holder") specifying the event or events which have occurred and which entitle the Holder to exercise the Warrant. Upon such presentation and surrender, Columbia shall issue promptly to the Holder the number of shares of Columbia Common Stock to which the Holder is entitled. If the Warrant is exercised in part, Columbia will, upon surrender of the Warrant for cancellation, execute and deliver a new Warrant entitling the Holder to purchase the balance of the shares of Columbia Common Stock issuable thereunder.

         Generally, in the event of any change in the outstanding shares of Columbia Common Stock by reason of a stock dividend, stock split or stock reclassification, the number and kind of shares or securities subject to the Warrant and the Exercise Price shall be appropriately and equitably adjusted so that the Holder shall receive upon exercise of the Warrant the number and class of shares or other securities or property that the Holder would have received in respect of the shares of Columbia Common Stock that could have been purchased upon exercise of the Warrant if the Warrant could have been and had been exercised immediately prior to such event. If, at any time after the Warrant may be exercised or sold by Fulton, Columbia has received a written request from Fulton, Columbia shall prepare, file and keep effective and current any governmental approvals required in connection with the Warrant and/or the shares of Columbia Common Stock issued or issuable upon
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exercise of the Warrant. All expenses incurred by Columbia in complying with such governmental approvals will be paid by Columbia. Fulton will pay all expenses incurred by Fulton in connection with such governmental approvals, including fees and disbursements of its counsel and accountants, underwriting discounts and commissions, and transfer taxes payable by Fulton.

         The Warrant and the rights conferred thereby will terminate (i) upon the Effective Time (as defined in the Merger Agreement) of the Merger provided for in the Merger Agreement, (ii) upon a valid termination of the Merger Agreement (except a termination pursuant to Section 8.1(b)(iii) of the Merger Agreement) unless an event described in Paragraph 2 of the Warrant Agreement occurs prior to such termination in which case the Warrant and the rights conferred thereby shall not terminate until 12 months after the occurrence of such event, or (iii) to the extent the Warrant has not previously been exercised, 12 months after the occurrence of an event described in Paragraph 2 of the Warrant Agreement (unless termination of the Merger Agreement in accordance with its terms (other than under Section 8.1(b)(iii) thereof occurs prior to the occurrence of such event, in which case (ii) above shall apply).

         Under the Warrant Agreement, Fulton has the right to require Columbia to repurchase the Warrant or, in the event the Warrant has been exercised in whole or in part, redeem the shares obtained upon such exercise within 180 days of an Exercise Event. In the case of a repurchase of shares obtained upon exercise of the Warrant, the redemption price per share (the "Redemption Price") is to be equal to the highest of: (i) 110% of the Exercise Price, (ii) the highest price paid or agreed to be paid for any share of Common Stock by an Acquiring Person (as defined in the Warrant Agreement) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of Columbia's assets or all or substantially all of a subsidiary of Columbia's assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Columbia as determined by a recognized investment banking firm selected by such Holder, divided by (y) the number of shares of Common Stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the Holder and reasonably acceptable to Columbia.

         In the case of a repurchase of the Warrant, the redemption price is to be equal to the product obtained by multiplying: (i) the number of shares of Columbia Common Stock represented by the portion of the Warrant that Fulton is requiring Columbia to repurchase, times (ii) the excess of the Redemption Price over the Exercise Price.

         Notwithstanding any other provision of the Warrant, the Warrant Agreement or the Merger Agreement, in no event shall Fulton's Total Profit (as defined below) exceed $21,900,000 ("Maximum Profit"), and, if it otherwise would exceed such amount, Fulton, at its sole discretion, shall either (i) reduce the number of shares subject to the Warrant, (ii) deliver to Columbia, for cancellation, shares of Common Stock, (iii) pay cash to Columbia, (iv) reduce the amount of the consideration paid pursuant to a redemption or a repurchase or
(v) any combination of the foregoing, so that Fulton's actually realized Total Profit shall not exceed the Maximum Profit
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after taking into account the foregoing actions. Notwithstanding any other provision of the Warrant, the Warrant Agreement or the Merger Agreement, the Warrant may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in the Warrant Agreement) of more than the Maximum Profit and, if exercise of the Warrant would otherwise result in the Notional Total Profit exceeding such amount, Fulton, in its discretion, may take any of the actions described above in clauses (i) through (v) of this paragraph so that the Notional Total Profit shall not exceed the Maximum Profit; provided, however, that nothing shall restrict any subsequent exercise of the Warrant which at such time complies with this sentence.

         Notwithstanding anything in the Warrant Agreement or the Warrant to the contrary, (1) in no event will the Warrant be exercisable for a number of shares of Common Stock that would cause the Holder's beneficial ownership of the Common Stock to exceed 19.9% of the sum of (a) the number of shares issuable upon exercise of the Warrant and (b) the issued and outstanding shares of Common Stock, and (2) if, as a result of the adjustments contemplated by Section 6(B) of the Warrant, the Exercise Price would be reduced below $37.26, then in no event will the Warrant be exercisable for a number of shares of Common Stock that would cause the Holder's beneficial ownership of the Common Stock to exceed 19.9% of the number of issued and outstanding shares of Common Stock as of July 26, 2005.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) By reason of its execution of the Warrant Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Fulton may be deemed to have sole voting and sole dispositive power with respect to the Columbia Common Stock subject to the Warrant and, accordingly, may be deemed to beneficially own 1,881,909 shares of Columbia Common Stock, or 19.9% of the Columbia Common Stock issued and outstanding as of July 26, 2005 (after giving effect to the issuance of the shares pursuant to an exercise of the Warrant and including 641,815 shares subject to issuance upon the exercise of Columbia options). However, because the Warrant is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, and would require the approval of applicable bank regulatory authorities, Fulton expressly disclaims any beneficial ownership of the 1,881,809 shares of Columbia Common Stock which are obtainable by Fulton upon exercise of the Warrant.

         In addition to the Warrant Shares, Fulton is the beneficial owner of 100 shares of Columbia Common Stock.

         Except as set forth above, as of the date hereof, neither Fulton nor, to the best of Fulton's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any Columbia Common Stock.

         (c) Except as set forth above, as of the date hereof, no transactions in Columbia Common Stock were effected during the past 60 days by Fulton or, to the best of Fulton's knowledge, by any of the individuals named in Schedule 1 hereto.

         (d) So long as Fulton has not purchased the Shares of Columbia Common Stock subject to the Warrant, Fulton does not have the right to
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receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Columbia Common Stock.

         (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of Columbia, including certain customary restrictions relating to the issuance of Columbia Common Stock. It also requires Columbia's directors and executive officers to execute a voting agreement with respect to the approval of the Merger Agreement. Except as provided in the Merger Agreement and the Warrant Agreements, neither Fulton nor, to the best of Fulton's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Columbia, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or warrant arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

See Exhibit Index, following.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                       FULTON FINANCIAL CORPORATION

                       By:     /s/ R. Scott Smith, Jr.
                               -----------------------------------
                               R. Scott Smith, Jr.
                               President and Chief Operating Officer

August 5, 2005
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                                  EXHIBIT INDEX

Exhibit                               Description
-------                               -----------
Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2 Press Release, dated July 26, 2005, relating to transactions between Fulton Financial Corporation and Columbia Bancorp(incorporated by reference to Exhibit
                        99.3 of Fulton Financial Corporation's Current Report on Form 8-K filed on July 27, 2005).

Exhibit 3 Agreement and Plan of Merger, dated as of July 26, 2005, between Fulton Financial Corporation and Columbia Bancorp (incorporated by reference to Exhibit 2.1 of Fulton's Current Report on Form 8-K, filed on July 27, 2005).

Exhibit 4 Warrant Agreement, dated as of July 26, 2005 between Columbia Bancorp, as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.1 to Fulton Financial Corporation's Current Report on Form 8-K filed on July 27, 2005).

Exhibit 5 Warrant, dated as of July 26, 2005 (incorporated by reference to Exhibit 99.2 to Fulton Financial Corporation's Current Report on Form 8-K filed on July 27, 2005).
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Exhibit 1

            Name, business address and present principal occupation
                    of the directors and executive officers
                   of Fulton Financial Corporation, Inc.
                   -----------------------------------------

Directors

         The business address of each director of Fulton Financial Corporation is c/o Fulton Financial Corporation, One Penn Square, Lancaster, Pennsylvania 17602.

            JEFFREY G. ALBERTSON, Attorney, Albertson Ward.
            DONALD M. BOWMAN, JR., Partner, Bowman Group (trucking and real estate business).
            CRAIG A. DALLY, Attorney, Pierce & Dally (law firm).
            CLARK S. FRAME, Chairman of Premier Bank
            PATRICK J. FREER, President, Strickler Insurance Agency, Inc.
                  (insurance broker).
            RUFUS A. FULTON, JR., Chairman of the Board and Chief Executive
                  Officer, Fulton Financial Corporation.
            EUGENE H. GARDNER, President, Gardner, Rosso & Gardner
                  (investment advisor).
            GEORGE W. HODGES, President, The Wolf Organization, Inc.
                  (distributors of lumber and building supplies)
            CAROLYN R. HOLLERAN, Retired Partner, Jerlyn Associates (real estate investments).
            CLYDE W. HORST, President, Horst Hotels Co. (hotel operations). THOMAS W. HUNT, Vice President, Summit Enterprises, Inc.
                  (investment management company)
            WILLEM KOOYKER, Chairman & CEO of Blenheim Capital Management, LLC.

            DONALD W. LESHER, JR., Retired President, Lesher Mack Sales and
                  Service (truck dealership).
            JOSEPH J. MOWAD, M.D., Director of Urology, Geisinger Medical
                  Center (urologist).
            ABRAHAM S. OPATUT, President, Colonial Marketing Associates
                  (wholesale foods)
            MARY ANN RUSSELL, Retired President and Chief Executive Officer,
                  Maple Farm, Inc. (provider of health care services).
            JOHN O. SHIRK, Attorney, Barley Snyder LLC (law firm).
            R. SCOTT SMITH, JR., President and Chief Operating Officer of
                  Fulton Financial Corporation
            GARY A. STEWART, Partner, Stewart Associates (real estate
                  developer)

Executive Officers who are not Directors

         The business address of each executive officer of Fulton Financial Group, Inc. who is not a director is c/o Fulton Financial Corporation, One Penn Square, Lancaster, Pennsylvania 17602.

            RICHARD J. ASHBY, JR., Executive Vice President of Fulton
                  Financial Corporation and Chairman and Chief Executive Officer of Fulton Bank.
            CHARLES J. NUGENT, Senior Executive Vice President and Chief
                  Financial Officer of Fulton Financial Corporation.